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                                                                October 3, 2007

U.S. Securities and Exchange Commission
Division of Investment Management
901 E Street, N.W.
Washington, D.C. 20549-0504
Attention: Ms. Kimberly A. Browning

VIA EDGAR AND OVERNIGHT MAIL

Re:Registrant: Gateway Trust
   File Nos.: 333-141421; 811-22099
   Filing Type: N-1A

Dear Ms. Browning:

   Per your request, please find below our responses on behalf of Gateway Trust (the "Trust") to your comments on Form N-1A for the Gateway Fund (the "Fund"). You provided your comments in a letter dated September 18, 2007. Each one of your comments is repeated below, followed by the Trust's response. References to page numbers are to the Classes A and C prospectus, unless otherwise indicated, and to the statement of additional information ("SAI") of the Fund filed on EDGAR, each of which is marked to show changes from the version filed on July 20, 2007.

Prospectus

General

    1. Comment. Much of the current prospectus disclosure, including the fund fees and expenses section and performance information is written as if the reorganization between the Trust and the "Predecessor Fund" was effected. The prospectus also discloses, however, that the merger may not occur, in which case the information about the Predecessor Fund and its performance is irrelevant and misleading. Accordingly, please revise the prospectus to state that it only will be used after the reorganization is effected or add separate disclosure for the Fund that does not reflect in any manner information of the Predecessor Fund.

       Response. The Trust has added the following disclosure following the Table of Contents: "The Fund will use this Prospectus only if the Fund acquires the assets and liabilities of the Gateway Fund (the "Predecessor Fund"), a series of an Ohio business trust, in a reorganization expected to be consummated in February 2008 (the "Reorganization"). The Prospectus and the registration statement of which it is a part will be revised accordingly if the Reorganization does not occur." Additionally, in several locations throughout the prospectus where there is reference to the performance of the Fund or the Predecessor Fund, the following disclosure is included: "Absent such Reorganization, the Fund would not have any performance information to disclose."

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    2. Comment. As appropriate, please revise the text of the prospectus to the active voice for compliance with plain English writing principals as required under Rule 421(d)(2)(iii) under Regulation C under the Securities Act. For example, in the "Purchasing Stocks" section, please revise the phrase in the last sentence reading, "[t]he portfolio is expected to be generally representative" to the active voice.

       Response. The requested change has been made. See, for example, pages 3, 4, 6 and 29.

Investment Goal

    3. Comment. This section states, "[t]he Fund seeks to capture the majority of the returns associated with equity market investments, while exposing investors to less risk than other [equity investments]." We note that the second paragraph under the "Principal Investment Strategies" section states, "[t]he Fund ... strives for consistent returns ...." (Emphasis added.) There is no mention of "consistent returns" in the "Investment Goal" section. Please reconcile these disclosures.

       Response. The Trust respectfully submits that use of the words "consistent returns" is consistent with the stated investment goal. As stated in the second paragraph under "Principal Investment Strategies," volatility of returns is a measure of risk, thus, "consistent returns" is a more detailed explanation of how the Fund intends to achieve its investment goal, namely, to capture the majority of the returns associated with the equity market investments, while exposing investors to less risk than other equity investments.

    4. Comment. Please disclose what notice the Fund will provide to shareholders prior to changing the "Investment Goal" (e.g., 60 days prior written notice).

       Response. The requested change has been made. See page 3.

Principal Investment Strategies

    5. Comment. If accurate, in the first sentence, please revise the phrase "diversified portfolio of common stocks" to "diversified portfolio of domestic common stocks."

       Response. In response to the comment, more detailed disclosure regarding the types of securities the Fund may invest in has been added to the "Purchasing Stocks" section. See page 4.

       Comment. In addition, confirm in your response letter that all principal investment strategies of the Fund are disclosed in the section of this prospectus or revise the text as appropriate.

       Response. The Trust confirms that all principal investment strategies of the Trust are disclosed in the "Principal Investment Strategies" section.

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       Comment. We note that the "Principal Investment Risks" section lists additional investments that the Fund may make (e.g., "preferred stock, warrants, securities convertible into common or preferred stocks ... other equity-like interests in an [entity] ... real estate investment trusts (REITS) or other trusts and other similar securities"). (Emphasis added.) Please revise the "Principal Investment Strategies" section to include these additional investments.

       Response. The disclosure has been revised to better reflect the Fund's principal investments. See page 4.

       Comment. Also, please revise the disclosure to describe in plain English the "other equity-like interests in an equity . . . other trusts and other similar securities" in which the Fund will invest.

       Response. The disclosure has been revised. See page 4.

       Comment. Further, revise the "Principal Investment Risks" section to disclose all risks of these additional investments.

       Response. The Trust respectfully suggests that these additional investments serve as illustrative examples of the types of equity securities in which the Fund may invest and are not distinct principal investment strategies. As the Trust has already disclosed the risks associated with equity securities, it does not believe additional disclosure is warranted.

    6. Comment. The Statement of Additional Information ("SAI") explains that the Fund may enter into investments that are traded over-the-counter. If accurate, please summarize in this section the Fund's principal investment strategy of trading in the over-the-counter market, including all applicable risks.

       Response. Trading securities in the over-the counter market is not a principal investment strategy of the Fund; instead it is merely one way in which the Fund may execute its investment strategies.

    7. Comment. Are the equity securities in which the Fund invests included in the index options the Fund will purchase and sell?

       Response. Some, but not all, of the equity securities in which the Fund invests are included in the indexes underlying the index options that the Fund buys and sells.

    8. Comment. Please disclose the market capitalization of the companies in which the Fund will invest, along with all related risks.

       Response. The requested change has been made. See page 3.

    9. Comment. Please add disclosure explaining how the Fund's adviser decides which securities to sell. See Item 4(b)(2) of Form N-1A.

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       Response. The requested change has been made. See page 4.

   10. Comment. Please explain in your response letter what the Fund anticipates its portfolio turnover rate will be. Based upon your response, the staff may have additional comments on this matter.

       Response. In its 2006 Annual Report, the Predecessor Fund reported turnover rates of 13%, 5%, 71%/1/, 15%, and 9% for the years ended 2002 through 2006, respectively. The Trust currently expects that its future turnover rates will be largely consistent with the Predecessor Fund's experience.

Selling Index Call Options

   11. Comment. Please disclose the "market indices" referenced in the first sentence. Based upon your response, the staff may have additional comments on this matter.

       Response. Recently, the Predecessor Fund has sold index call options on the S&P 500 Index. The Fund is not required to use that index, and may use other broad-based securities market indices in the future. The Trust respectfully submits the current disclosure is appropriately clear.

Principal Investment Risks

   12. Comment. The first sentence of this section states that "[t]here are other circumstances (including risks that are not described here) which could prevent the Fund from achieving its investment goals." If these risks are principal risks of the Fund, please disclose them in this section. If not, clarify that they are non-principal risks of the Fund.

       Response. The Trust respectfully submits that the disclosure is appropriately clear. The first sentence of the section states "The principal risks of investing in the Fund are described below." The second sentence begins "There are other circumstances (including additional risks . . .)." The Trust believes that these two sentences, taken together, lead the reader to conclude that the additional risks are not "principal risks." See also the response to Comment no. 27.
--------
/1/ For the year ended December 31, 2004, the Predecessor Fund had a portfolio turnover ratio of 71%, which is relatively high in comparison to the Predecessor Fund's historical and the Fund's anticipated future rates of portfolio turnover. The increase in 2004 was a result of certain changes to the Predecessor Fund's strategies which took place during the third and fourth quarters of 2004.

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Derivatives risk

   13. Please summarize in this section the requirement that the Fund must cover all index options that it sells.

       Response. The requested change has been made. See page 4.

Equity securities risk

   14. Comment. Please define the "equity-like interests in an entity" mentioned in the penultimate sentence.

       Response. The disclosure has been revised to better reflect the Fund's investments. See page 5.

Evaluating the Fund's Past Performance

   15. Comment. Please see comment number 1 above and make appropriate revisions to this section.

       Response. The requested change has been made. See the response to Comment no. 1, and page 6.

   16. Comment. Please disclose which share class is being depicted for the information in the "Total Return" bar chart and in the "Average Annual Total Returns" table.

       Response. The "Total Return" bar chart depicts the returns of the Predecessor Fund, which had only one share class. The Trust has clarified this by adding "shareholders of the Predecessor Fund received Class A shares of the Fund..." in the introduction to the bar chart.

Fund Fees & Expenses

   17. Comment. Please see comment number 1 above and make appropriate revisions to this section.

       Response. The requested change has been made. See the response to Comment no. 1, and page 9.

   18. Comment. Please relocate the footnote following the fee table to appear after the example in this section.

       Response. The Trust respectfully submits that the footnote is more effective and less confusing to shareholders in its current placement. If the footnote is moved to after the example, it will be more difficult for investors to readily determine whether the footnote relates to the fee and expense table or the example.

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   19. Comment. In the footnote to the "Redemption fees" line item, please disclose the amount of the transaction fee discussed therein.

       Response. The requested change has been made. See page 8.

   20. Comment. Please revise the "Fee Waivers and/or Expense Reimbursement" line item to indicate that it is a subtraction or reduction of the "Total Annual Fund Operating Expenses" line item (e.g., insert the word "less" or a minus sign).

       Response. The requested change has been made. See page 9.

   21. Comment. Please disclose in a footnote to the fee table what portion of the Management Fee is for advisory services and what amount is for administrative duties.

       Response. The fees disclosed under the caption "Management Fees" are for services provided under the Fund's Advisory Agreement. The Fund pays for administrative services under a separate Administrative Services Agreement with Natixis Asset Management Advisors, L.P. and are disclosed under "Other Expenses." Furthermore, the Trust respectfully submits that its disclosure conforms with the requirements of Form N-1A, which does not contemplate the requested footnote. See Instruction 3(a) to Item 3 of Form N-1A.

   22. Comment. Given the Funds investments in other funds, please revise the fee table to include an additional line item called "Acquired Fund Fees and Expenses," which should appear in the table directly above the line item "Total Annual Fund Operating Expenses." See Item 3 of Form N-1A. This additional line item should reflect the Fund's pro rata portion of the cumulative net expenses charged by any acquired funds. Also, the acquired fund fees and expenses should be included in the example to the fee table.

       Response. The fee table, which is based on the fee table presented in the Predecessor Fund's registration statement, and restated in part for material changes expected to occur in connection with the Reorganization, reflects the fact that the Predecessor Fund believes that it did not invest in shares of any Acquired Funds (as defined in Form N-1A) during the fiscal year ended December 31, 2006. Although the Fund retains the flexibility to invest in Acquired Funds, it does not presently intend to do so. If the Fund begins to invest in Acquired Funds, it will modify the fee table to the extent required by Form N-1A.

   23. Comment. Are the expenses reflected in the "Other expenses" line item of the fee table generated from the historical figures of the Predecessor Fund? If yes, they only may be shown in the "Other expenses" line item if the reorganization is a condition precedent to the Fund using this prospectus to sell its shares to public. Otherwise, the "Other expenses" line item must show the estimated expenses for the Fund and not that of the Predecessor Fund. Also, confirm in your response letter that the numbers reflected in the "Other expenses" line item are gross numbers.

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       Response. The "Other expenses" line item is based on estimated expenses of the Fund for its initial fiscal period and the prospectuses have been modified to disclose this fact. The Trust hereby confirms that the numbers reflected in the "Other expenses" line items are gross numbers. See page 9.

   24. Comment. In the first footnote, please identify the party that has entered in the "binding undertaking" with the Fund. Also, revise the first footnote to explain that the "binding undertaking" between that party and the Fund is a contractual expense limitation agreement. Also, please disclose that only the Fund's Board of Trustees ("Board") may terminate the agreement. In addition, disclose that the Fund does not expense to incur any interest in the upcoming fiscal year. Also, please define "extraordinary expenses" in the SAI and in the agreement. The Trust may wish to add this definition to the Management Agreement. Please confirm in your response letter that the contractual fee waiver agreement has been or will be filed as an exhibit under Part C to the registration statement, and that the Fund's adviser has no recoupment privileges under the contractual waiver agreement. Also clarify whether the "binding undertaking" is dependent upon the completion of the reorganization.

       Response. The Trust notes the Adviser (Gateway Investment Advisers, LLC, as defined on page 3 of the Class AC prospectus) is the party that has entered into the binding undertaking. This is disclosed in the first sentence of the first footnote, which states that "[t]he Adviser has given a binding undertaking . . .."

       In addition, the disclosure has been changed to refer to a "binding contractual undertaking." (Emphasis added). See page 9.

       The requested change stating that the Board must consent to any termination of the agreement has been made. See page 9.

       The Trust does not believe that disclosure that the Fund does not expect to incur interest in the upcoming fiscal year is required by Form N-1A to be included. There are other expenses (e.g., litigation) that the Fund does not expect to incur that will not be specifically mentioned in the table or accompanying footnotes; in fact, it would be difficult to disclose all the expenses the Fund does not expect to incur.

       The Trust respectfully submits that the term "extraordinary expenses" is sufficiently clear without further definition.

       The fee waiver agreement will be filed as an exhibit to the registration statement.

       As noted in this pre-effective amendment, the Adviser does have recoupment privileges under the waiver agreement. See page 9.

       Finally, see the responses to Comments no. 1, 15 and 17.

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   25. Comment. Please disclose in the second footnote to the fee table the form of agreement (i.e., contractual) governing Natixis Asset Management Advisors, L.P.'s obligation. Please confirm in your response letter that the contractual agreement has been or will be filed as an exhibit under Part C to the registration statement, and that the Fund's adviser has not recoupment privileges under the agreement. The calendar date through which the agreement is binding should be disclosed. In addition, please convert the $300,000 reflected in the footnote to net assets and disclose that net asset amount. Also, disclose the amount of the total administration expense mentioned in the footnote.

       Response. The requested changes regarding the date through which the agreement is binding have been made. The Trust hereby confirms that the agreement will be filed as an exhibit to the registration statement and that the Fund's administrator will not have recoupment privileges under the agreement.

       The Trust respectfully submits that providing to shareholders the net asset amount of the $300,000 reflected in the footnote would not be helpful disclosure. The Trust supplementally discloses that the requested amount is approximately 0.01% of net assets based on net assets of the Predecessor Fund as of a recent date. In response to the comment, the Trust has revised the footnote disclosure to state that the expense limitation for administrative services fees "represents 0.04% of the 0.07% and 0.06% shown in the table as the Fee Waiver and/or Expense Reimbursement for Class A and Class C shares, respectively."

       The Trust respectfully suggests that disclosure of the total dollar amount of the administration fee expense is not required as it is merely a component of "Other expenses," which are not required to be broken into sub-items by Form N-1A.

   26. Comment. The third footnote to the fee table states that "[i]nvestors who are shareholders of the Predecessor Fund as of the date of the Reorganization will not be subject to the imposition of a CDSC." Please confirm in your response letter that if a shareholder buys a Class A share or a Class C share of the Predecessor Fund one day before the Reorganization is executed, that shareholder will not be charged a CDSC if he or she redeems a Class A or Class C share immediately following the Reorganization.

       Response. The Predecessor Fund has one share class that is not subject to a CDSC. Shareholders of the Predecessor Fund will receive Class A shares of the Fund that will not be subject to a CDSC regardless of the amount of time prior to the reorganization the Predecessor Fund's shares were purchased or when they are redeemed. See also "Eliminating Front-End Sales Charges and CDSCs" on page 17 of the prospectus.

More About Risk

   27. Comment. Please revise the first paragraph to clarify whether the risks described in this section are principal risks of the Fund. If any of these risks are principal and, accordingly, involve principal strategies, please add disclosure to the "Principal Investment Strategies" and the "Principal Investment Risks"

                                      8

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       sections. For example, the fourth paragraph addresses the Fund's exposure to leverage risk and discusses investing in options and derivative securities. If leverage is a principal investment strategy of the Fund, please revise the "Principal Investment Strategies" section and the "Principal Investment Risks" section to summarize this strategy. Besides index options, will the Fund use other derivative instruments as principal investment strategies? If yes, please add appropriate disclosure to the prospectus.

       Response. In response to the comment, the Fund has revised the lead-in to the section to state as follows: "The Fund has principal investment strategies that come with inherent risks. The principal risks of investing in a Fund are described in the Fund summary under 'Principal Investment Risks.' The following is a list of additional risks to which the Fund may be subject because of its investment in various types of securities or engagement in various practices." See page 11.

Portfolio Trades

   28. Comment. Please clarify whether any of the strategies listed under this heading are principal strategies of the Fund (e.g., "Securities Lending") and, as appropriate, revise the "Principal Investment Strategies" and the "Principal Investment Risks" sections to discuss those that are principal.

       Response. None of the strategies listed under this section are principal strategies of the Fund. Please note that the subsection "Securities Lending" has been removed.

Securities Lending

   29. Comment. Please disclose the maximum amount of portfolio securities the Fund may lend. Also, disclose how any income earned on collateral provided by the borrower in a securities lending transaction is divided among the parties to the transaction. If any third party will be responsible for investing the collateral, please add disclosure explaining this. In addition, disclose the Fund's policy with respect to voting shares that are loaned.

       Response. Presently, the Fund does not intend to engage in securities lending and has removed the corresponding disclosure. If and when the Fund begins to engage in securities lending it will update its disclosure appropriately.

   30. Comment. The third paragraph states that "the Fund may also borrow and lend money for temporary or emergency purposes ...." Please disclose the
       Fund's policies for lending and borrowing money as mentioned in this section.

       Response. This paragraph describes the Trust's exemptive relief with respect to borrowing and lending money for temporary or emergency purposes directly to and from other funds through an interfund credit facility. As required by the

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       relief, this paragraph indicates what is permissible under the relief.
       However, the Trust has not implemented an interfund credit facility at this time. If the Trust does implement such a facility, it will, to the extent necessary, update its disclosure appropriately.

Transactions with Other Investment Companies

   31. Comment. The second paragraph states that "the Fund may also borrow and lend money . . . ." Please confirm in your response letter that the
       Fund's borrowing expenses are not anticipated to be a material amount and that they are included in the "Other expenses" line item of the fee table. If these anticipated expenses have not been included in the "Other expenses" line item, revise that line item to include them. If the Fund anticipates that interest expenses will be material, then it would be appropriate to reflect them in a separate sub-line item to the fee table, under "Other expenses."

       Response. The Trust hereby confirms that the Fund's borrowing expenses are not expected to be material and therefore have not been included under "Other expenses."

Fund Services

   32. Comment. This section of the prospectus provides the information required by Item 7(a) of Form N-1A. Form N-1A specifies that the information required by paragraph (b) of Item 7 accompany the information required by paragraph (a). Please revise the prospectus accordingly.

       Response. The requested change has been made to the Classes A and C prospectus. See page 19.

Minimum Balance Policy

   33. Comment. The second paragraph discusses the Fund's discretionary authority to close an account. Prior to closing an account, will the Fund provide any notification to the account holder and, if so, how much notice? Please revise the disclosure accordingly.

       Response. The Fund respectfully submits that the disclosure in this section of the prospectus serves as the official notice to the account holder that the Fund may close an account if the account falls below the minimum amount required to establish an account.

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Buying Shares

   34. Comment. Section 22(e) of the Investment Company Act prohibits a registered investment company from suspending the right of redemption. Accordingly, please revise the text in this section which states that "[s]hares purchased by check may not be available immediately for redemption" to clarify that shares are always redeemable, but that the Fund may withhold payment of redemption proceeds until the purchase check has cleared.

       Response. The requested change has been made. See page 22.

Restrictions on Buying, Selling and Exchanging Shares

   35. Comment. Please state whether or not the Fund accommodates frequent purchases and redemptions of its shares by shareholders. See
       Item 6(e)(4)(ii) of Form N-1A.

       Response. The requested change has been made. See page 27.

   36. Comment. The second sentence of the second paragraph states that the "Fund and Distributor reserve the right to refuse or limit any purchase or exchange order for any reason . . . ." Please clarify the meaning of the term "refuse" as used in this disclosure. In particular, will the Fund accept a purchase order and then reject or cancel the order? If yes, disclose the maximum amount of time the Fund may take to refuse or limit a purchase order or an exchange order. For example, disclose that the Fund may reject a purchase order, or the purchase side of an exchange order, no later than one business day after receipt of the order by the Fund. Also, please disclose that the Fund will reject only the purchase component of an exchange request and not the redemption component of the exchange request. See Section 22(e) of the Investment Company Act. In addition, explain how the Fund will "limit" a purchase order or an exchange order.

       Response. The disclosure has been changed to state "The Fund and the Distributor reserve the right to reject any purchase . . ." (emphasis added). With respect to the second portion of the comment, the Trust does not believe it is proper for it to automatically convert an exchange order into a redemption without the direction of the shareholder. Thus, the Trust will reject a shareholder's entire exchange order. However, the Trust will honor that shareholder's redemption order if the shareholder chooses to submit one.

   37. Comment. Please disclose the Fund's policies or procedures, if any, for addressing market timing when suspected or found within an omnibus account. For example, will the Fund terminate its relationship with an omnibus account or restrict its dealing with the account in some manner?

       Response. The Trust has added the following sentence in response to the staff's comment: "If the Fund believes that an investor is engaged in disruptive, short-term trading in violation of the Fund's policies through an omnibus account, the Fund will attempt to limit transactions by the underlying account or beneficial owner which engaged in such trading, although it may be unable to do so." See page 28.

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Selling Restrictions

   38. Comment. Please disclose in this section, or some other appropriate location in the prospectus, the Fund's redemption payment policies (i.e., redemption proceeds will be mailed within 7 days of receipt by the Fund or its authorized agent of the redemption request). Also, disclose the Fund's procedures for redeeming securities purchased by check (e.g., redemption proceeds will be mailed upon clearance of the purchase check, which may take up to 15 days).

       Response. The Trust has added additional disclosure to the prospectus and SAI and a reference in the "Selling Restrictions" section to the SAI which has more detailed information concerning redemption payment policies. See page 28.

   39. Comment. In the "Situation" column, please revise the first bullet point to read "[w]hen the New York Stock Exchange . . . is closed . . . as permitted by the SEC." Also, please revise the second bullet point to read, "[d]uring an emergency as permitted by the SEC."

       Response. The requested changes have been made. See page 28.

   40. Comment. This prospectus states that "[t]he Fund reserves the right to suspend account services or refuse transaction requests: [w]ith a notice of dispute between registered owners or death of a registered owner[;] [or] with suspicion/evidence of a fraudulent act." Please explain how this disclosure complies with Section 22(e) of the Investment Company Act under which a registered investment company is prohibited from suspending the right of redemption or postponing the date of payment for more than seven days after the investment company receives a redemption request.

       Response. Although under Section 22(e) of the Investment Company Act of 1940, as amended (the "1940 Act"), a registered investment company is prohibited from suspending the right of redemption or postponing the date of payment for more than seven days after the investment company receives a redemption request, there are situations where the Fund reasonably believes that the redemption proceeds would not be going to the correct shareholder, for example, in the case of suspected fraud. Accordingly, in such a situation, the Fund reserves the right to obtain additional facts before transmitting the redemption proceeds.

   41. Comment. The prospectus explains that "the Fund reserves the right to redeem in kind." Please explain that when a redemption request is paid in-kind, the shareholder will bear market risks associated with the security until it is converted into cash. Also, provide examples of the types of costs a shareholder may incur in disposing of securities redeemed in-kind.

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       Response. The requested change has been made. See page 28.

   42. Comment. Please revise the disclosure stating, "[t]he Fund may withhold redemption proceeds for 10 days" to "[t]he Fund may withhold redemption proceeds for 10 days from the purchase date."

       Response. The requested change has been made. See page 28.

How Fund Shares are Priced

   43. Comment. In the first bullet point, please disclose that the Fund's adviser, in determining to price securities as described in the paragraph, is acting pursuant to policies and procedures adopted by, and under the ultimate supervision of, the Board. Moreover, please use this revised disclosure in a consistent manner when describing the authority of the adviser, or some other entity, to fair value the Fund's securities.

       Response. The Trust has included disclosure regarding the board's oversight in the introductory paragraph.

   44. Comment. In the first bullet point, please list the holidays on which the Fund's shares will not be priced.

       Response. The Trust respectfully submits that a general statement that shares will not be priced on national holidays is sufficient, pursuant to Item 6(a)(3) of Form N-1A.

   45. Comment. In the second and third bullet points please disclose each entity that has the authority to receive a shareholder's purchase order, redemption request, or exchange order, (e.g. if applicable, Distributor, financial intermediaries, Transfer Agent, Investment Dealer) in order for a shareholder to receive that day's net asset value ("NAV"). This disclosure should explain that, if the authorized entity received the purchase order by 4:00 p.m. Eastern time, the shareholder will receive that day's NAV.

       Response. The Trust has made the requested disclosure. The Trust has added a footnote to the second and third bullet points, which refers to the "Buying Shares" section, which provides additional information regarding who can accept a purchase order.

Financial Performance

   46. Comment. Please revise this section to include the Predecessor Fund's semi-annual reports.

       Response. The requested change has been made. See page 34.

SAI
   47. Comment. We note that the Fund has divided the SAI into "Part I" and "Part II." Please combine these separate sections into one unified SAI as required by Form N-1A.

       Response. The Trust is not aware of any requirement in Form N-1A which prohibits it from dividing its SAI into two parts. Both parts are filed together on EDGAR and if a shareholder or other person requests a copy of the SAI, both Part I and Part II are provided together. In addition, the Trust notes that other funds in the Natixis Funds and Loomis Sayles Funds complex have divided the SAIs into Part I and Part II since the revisions to Form N-1A in 1998. Finally, the Trust believes that its current method of disclosure provides investors with the relevant information in a manner that is user-friendly and in compliance with the requirements of Form N-1A. The Trust respectfully notes that General Instruction 3(a) to Form N-1A states that registrants should "[o]rganize the information in the prospectus and SAI to make it easy for investors to understand," but includes very few specific mandates as to how the disclosure should be organized.

   48. Comment. The disclosure states, "[t]he Old Gateway Fund's financial statements and accompanying notes that appear in the Old Gateway Fund's annual and semiannual reports are incorporated into part I of this Statement. The Fund's annual and semiannual reports will contain additional performance information and will be available upon request . . . ." Please include an auditor's consent for these financial disclosures in a pre-effective amendment to the registration statement.

       Response. An auditor's consent is included as an exhibit to pre-effective amendment no. 1 to the registration statement.

Investment Restrictions

   49. Comment. Section 5(b)(1) of the Act defines a diversified management company as one that, as to at least 75% of its assets (exclusive of cash, cash items, and government securities), invests no more than 5% of its total assets in any one issuer and owns no more than 10% of the outstanding voting securities of that issuer. Please add a fundamental restriction disclosing the Fund's diversification policy that complies with all of the provisions of Section 5(b)(1).

       Response. In response to the comment, the Trust has added disclosure to the effect that, as a diversified management company, it will comply with Section 5(b)(1) of the 1940 Act. The Trust does not believe that a fundamental investment restriction disclosing this policy is required by the 1940 Act.

   50. Comment. It is a position of the staff of the Commission that investment of 25% or more of a fund's total assets in anyone industry constitutes concentration. Accordingly, please revise the first fundamental investment restriction to state that the Fund will or will not invest 25% or more of its total assets in an industry or a group of industries.

       Response. The first fundamental investment restriction states that the Fund "may not . . . [p]urchase any security . . . if, as a result, more than 25% of the Fund's total assets (taken at current value) would be invested in any one industry." The Trust believes that this policy is consistent with Section 8(b)(1) of the 1940 Act./2/

   51. Comment. With respect to the Fund's second fundamental policy regarding short sales, in an appropriate section of the SAI, please define the term "short sales" and explain how the Fund "will make short sales or maintain any short positions where the short sales or short positions would not constitute 'senior securities' under the 1940 Act."

       Response. The requested change has been made. See page iii.

   52. Comment. Please revise the third fundamental investment restriction to explain that borrowings for non-temporary purposes must be from a bank. See Section 18(f)(1) of the Investment Company Act. Also, if applicable, please disclose in this restriction the maximum amount the Fund may borrow through reverse repurchase agreements. In addition, add disclosure explaining that, in the event that the Fund's borrowings exceed 300% of the Fund's total assets, the Fund will within three days thereafter (not including Sundays and holidays) reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Investment Company Act. See Section 18(f)(1).

       Response. The requested disclosure has been added following the enumerated investment restrictions. See page iv.

   53. Comment. The fourth fundamental investment restriction states that the Fund may loan portfolio securities. Please disclose in this policy what percentage of the Fund's total assets will be loaned. Please note that, under Section 18 of the Investment Company Act, a fund may loan only up to one-third of its assets. Also, if the Fund may lend and borrow through the interfund lending facility, please revise the Fund's lending and borrowing policies accordingly.

       Response. Although the Fund is permitted to engage in securities lending, it does not do so. If it should begin to do so, it will provide appropriate disclosure.

   54. Comment. Please add non-fundamental policies specifying whether the Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assts to secure its borrowings. The disclosure and policies should state fully how and
--------
/2/ In this regard, we note the staff's position in Guide 19 for Form N-1A prior to the 1998 amendments, which did not refer to "group" of industries: "If a registrant does not intend to concentrate, no further investment may be made in a given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant's assets would be invested in such industry. However, when securities of a given industry come to constitute more than 25 percent of the value of the registrant's assets by reason of changes in value of either the concentrated securities or the other securities, the excess need not be sold."

       when the Fund will engage in those activities. Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowings. We note that any such amount should not exceed one third of the Fund's total assets. See Section 18 of the Investment Company Act and Salomon Brothers (pub. avail. May 4, 1975).

       Response. The Trust does not believe that non-fundamental investment restrictions regarding the Fund's ability to pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings are required by Form N-1A or the 1940 Act. As discussed above, the Trust has added disclosure regarding the limits placed on the Fund's ability to borrow by the 1940 Act in the "Investment Restrictions" section.

   55. Comment. Please disclose a non-fundamental investment policy stating that the Fund will not purchase additional securities when outstanding borrowings exceed five percent of the Fund's total assets or add appropriate leverage disclosure to the prospectus.

       Response. The Trust does not believe that a non-fundamental investment restriction regarding the Fund's ability to borrow is required by Form N-1A. Borrowing is not a principal investment strategy of the Fund. If borrowing becomes a principal investment strategy, the Fund will revise its prospectus accordingly.

   56. Comment. Please add a non-fundamental policy stating whether the Fund will invest in other companies for the purpose of exercising control.

       Response. The Fund does not currently intend to make such investments for purposes of exercising control. However, the Trust respectfully submits that Form N-1A does not require the Fund to adopt a non-fundamental investment policy stating whether it intends to invest in other companies for the purpose of exercising control.

   57. Comment. The staff takes the position that an open-end fund should limit its holdings of illiquid securities to no more than 15 percent of net assets. Please expand upon the Fund's illiquid securities policy to disclose that if the 15 percent limit is exceeded, the Fund will take appropriate measures, in a prompt and reasonable manner, to reduce its holdings of illiquid securities back down to 15 percent.

       Response. The requested change has been made. See page iv.

   58. Comment. In the text following the eighth enumerated policy, in the third sentence, please revise "total assets" to "net assets."

       Response. The requested change has been made. See page iii.

Fund Charges and Expenses

Advisory Fees

   59. Comment. Please disclose, if applicable, any change between the fee paid to the advisor by the Predecessor Fund and the fee paid to the advisor by the Fund.

       Response. The requested change has been made. See page iv.

Brokerage Commissions

   60. Comment. Please revise this section to include the information required under Item 16(b) of Form N-1A. In making these disclosures, please explain what percentage of Fund brokerage was paid for research and what percentage was paid to Fund affiliates.

       Response. The Predecessor Fund did not execute portfolio transactions through affiliated broker-dealers. Thus, the Trust does not have any information to disclose in response to this item.

   61. Comment. Please disclose how the Fund will comply with Rule 12b-l(h) under the Investment Company Act.

       Response. The Trust respectfully submits that disclosure addressing the requirements of Rule 12b-1(h) under the 1940 Act may be found in the sixth paragraph under "Portfolio Transactions and Brokerage" in Part II of the Fund's SAI. See page 27.

Ownership of Fund Shares

   62. Comment. If the reorganization is a condition precedent of use of the prospectus in selling shares to the public, then the 5 percent shareholders of the Predecessor Fund should be disclosed.

       Response. The requested change has been made. See page vi.

Investment Restrictions

   63. Comment. The first paragraph states that the Fund may invest in some of the securities listed as a "primary strategy" and may invest in others listed as a "secondary strategy." Please revise this disclosure in accordance with Item 11(b) of Form N-1A and delineate principal from non-principal strategies. Please use appropriate headings to clarify the disclosure.

       Response. In the noted paragraph, the Trust has changed "primary" to "principal". See page 3. In addition, the Trust does not believe that
       Section 11(b) of the 1940 Act requires the SAI to distinguish between principal and secondary strategies. The SAI disclosure provides additional information about the Fund's principal strategies and the information required by Item 11(b) of Form N-1A regarding the Fund's secondary, or non-principal, strategies.

Investment Companies

   64. Comment. The SAI discloses that the Fund may invest in other investment companies that may be "attractive." Please expand upon this disclosure and state with specificity why the Fund invests in other investment companies, the cost of doing so, and the nature of the funds in which it invests.

       Response. The requested change has been made. See page 6.

   65. Comment. Please revise this section to explain that repurchase agreements are considered a loan by the Fund. Also, add disclosure stating what percentage of Fund's assets may be invested in repurchase agreements.

       Response. The Trust has added disclosure to indicate that repurchase agreements are considered loans by the Fund. The Fund does not have percentage limitations on how much of its assets may be invested in repurchase agreements.

Reverse Repurchase Agreements

   66. Comment. Please revise the disclosure to state that a reverse repurchase agreement is a form of borrowing by the Fund.

       Response. The requested change has been made. See page 10.

Portfolio Holdings Information

   67. Comment. With respect to the enumerated paragraphs (1)-(4), please disclose the categories of individuals who are authorized to disclose the Fund's non-public portfolio securities holdings information and to whom this information may be disclosed. See paragraph (f)(1)(v) of item 11 of Form N-1A.

       Response. With respect to paragraph (1), portfolio holdings posted on the Fund's website are classified as public information. Thus, the Trust respectfully suggests that additional disclosure is not required. With respect to paragraph (2) through (4), the paragraph has been changed to indicate that disclosure is made pursuant to procedures approved by the Fund's board of trustees and indicates who may disclose the information. Those procedures state who may receive such disclosure.

       Comment. Is there an individual or categories of individuals who have daily access to the information (e.g., an officer of the Fund or the adviser)? Does the adviser, on behalf of the Fund and acting pursuant to Fund's policies and procedures, provide information to certain entities on a continuous or daily basis?

       Response. Certain persons such as the portfolio manager, administrator and custodian may have frequent, even daily, access to confidential information.

   68. Comment. Please disclose whether the confidentiality agreement with other entities is written or oral. The disclosure should also explain whether the duty not to trade or disclose the confidential information is based upon common law, professional or statutory duties, or whether it also proscribed by the agreement with the Fund. If there is no contractual duty not to trade or disclose, please state whether the Board determined that common law and professional duties of confidentiality adequately safeguard the Fund and its shareholders. Alternatively, disclose the risks of relying upon non-contractual duties of confidentiality.

       Response. The requested change has been made. See page 12.

   69. Comment. With respect to the Board's oversight of the disclosure of portfolio holdings, are there any additional procedures in place to facilitate this oversight? For example, will a Fund officer report to the Board when material issues arise concerning disclosure of Fund portfolio holdings?

       Response. The requested change has been made. See page 12.

Material Conflicts of Interest

   70. Comment. Please elaborate on the conflicts of interest disclosure contained in the SAI. In particular, describe the adviser's procedures to facilitate the fair allocation of limited investment opportunities among the Fund and the other accounts managed by the portfolio manager. Please explain these procedures in a full and clear manner.

       Response. The Trust has added clarifying language to its "Material Conflicts of Interest" section. The Trust believes that its current disclosure under "Material Conflicts of Interest" and "Allocation of Investment Opportunity Among the Fund and Other Investors Managed by the Adviser; Cross Relationships of Officers and Trustees" is consistent with Item 15(a)(4) of Form N-1A. Furthermore, the Trust believes that it is not required to provide an in depth description of the Adviser's policies and procedures adopted to address conflicts of interest./3/

Allocation of Investment Opportunity

   71. Comment. This SAI states that "accounts with like investment strategies managed by the Adviser are generally managed in a similar fashion, subject to exceptions to account for particular investment restrictions or policies applicable only to certain accounts, differences in cash flows and account sizes, and similar factors." Please revise this disclosure to explain in a clear manner the exceptions to which the SAI refers.
--------
/3/ See Disclosure Regarding Portfolio Managers or Registered Management Investment Companies, Investment Company Act Release No. 26,533 (Aug. 23,
     2004) ("We are not adopting our proposal to require a fund to include a description of the policies and procedures used by the fund or its investment adviser to address conflicts of interest. We agree with several commenters who argued that requiring disclosure of these policies and procedures would result in lengthy disclosure that most investors would not find useful.").

       Response. The requested change has been made. See page 26.

Net Asset Value

   72. Comment. Please define the term "Exchange" as used in the SAI.

       Response. The term "Exchange" has been defined in the "How to Buy Shares" section as the "New York Stock Exchange". See page 30.

   73. Comment. The disclosure states that the adviser has the discretion to price Fund shares if it determines that it is advisable to do so. Please advise the staff in your response letter how this provision is consistent with rules 22c-l(b)(i) and 22c-l(d) under the Investment Company Act.

       Response. The disclosure relates to the ability to price Fund shares more often than is required by the rules cited. The purpose of rule 22c-1(b)(i) is to provide that the current net asset value be computed no less frequently than daily as provided by the rule, and allows a Fund to elect not to price if certain conditions are satisfied. Rule 22c-1(d) provides that the Fund board of directors shall set and change the time or times during day at which net asset value is computed. On days when the Exchange is closed for trading, the Adviser may elect to compute net asset value if the adviser in its discretion determines that there has been enough trading in the Fund's portfolio securities to materially affect the net asset value of the Fund's shares and would generally do so as of the close of regular trading (generally 4:00 p.m.), which is the time set by the Fund board of directors.

   If you have any questions or require any clarification concerning the foregoing, please call me at 202-508-4622.

Very truly yours,

/s/ Alexandra Oprescu
--------------------------
Alexandra Oprescu

   cc: John DelPrete, Esq.
       Russell L. Kane, Esq.
       John M. Loder, Esq.
       Michael G. Doherty, Esq.
       Jacob Preiserowicz, Esq.